FOIA CONFIDENTIAL TREATMENT

REQUESTED BY SUPERVALU INC PURSUANT TO RULE 83

Corporate Offices

PO Box 990

Minneapolis, MN 55440

(952) 828-4000

February 13, 2009

VIA EDGAR CORRESPONDENCE

Mr. Andrew Mew

Accounting Branch Chief

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUPERVALU INC.

Form 10-K for the Fiscal Year Ended February 23, 2008

Form 10-Q for the Fiscal Quarter Ended June 14, 2008,

September 6, 2008 and November 29, 2008

File No. 1-5418

Dear Mr. Mew:

SUPERVALU INC. (the “Company”), respectfully submits this response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by facsimile on January 30, 2009, to the above-referenced filings. For your convenience, we have set forth each of the Staff’s comments immediately preceding each of our responses.

Form 10-K for the Fiscal Year Ended February 23, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 17—Segment Information, page F-43

We have combined our response to comments one and two because they relate to and result in the revision of the same disclosure.

1.	We note your response to our prior comment one. Your response presents two approaches that you believe your retail food business may be viewed using the

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guidance provided in SFAS 131. The two approaches are: (1) five retail operating segments with regional managers reporting to the CODM; or (2) one Retail Food operating segment with the CODM also acting as the segment manager for Retail Food. In addition, you state you do not believe the facts and circumstances clearly suggest one approach is more correct than the other. However, you represent that the CODM manages the retail food operations using a regional management structure wherein your retail food operations are presented as Retail West, Retail Midwest, Retail East, Save-A-Lot and Bristol Farms. It appears each of the five retail regions meet the requirements of an operating segment as defined in paragraph 10. If you do not believe the five retail regions are operating segments, please advise. Otherwise, please revise to provide the disclosures required by paragraph 26(a) of SFAS 131 identifying whether operating segments have been aggregated into a reportable segment, whether the operating segments are based on regions or store formats for example, and the basis, such as EBIT as a percent of sales, for your position to aggregate operating segments. Please show us what your disclosures will look like revised.

2.	We note the graphs on pages 8 through 10 of the supplemental information and related discussion reaffirming your belief that the five retail operating segments meet the requirements of paragraph 17 for aggregation. Where you determine aggregation of operating segments into a reportable segment is appropriate, please revise your disclosure to specifically state the operating segments have been aggregated because they have similar economic characteristics and are expected to have similar long-term financial performance in the future and identify the operating segments aggregated.

Response:

We believe our five retail regions of Retail West, Retail Midwest, Retail East, Save-A-Lot and Bristol Farms are operating segments as defined in paragraph 10 of Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). As discussed below, pursuant to paragraph 17 of SFAS 131, these five retail operating segments are aggregated into one reportable segment, Retail food.

In response to comments one and two, we propose to include the following or substantially similar revised disclosure in our next filing:

NOTE [17]—SEGMENT INFORMATION

The Company’s operating segments, as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, reflect the manner in which the business is managed and how the Company allocates resources and assesses performance internally.

Our chief operating decision maker is our Chairman and Chief Executive Officer. The Company offers a wide variety of grocery products, general merchandise and health and beauty care, pharmacy, fuel and other items and

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services. The Company’s business is classified by management into two reportable segments: Retail food and Supply chain services. These reportable segments are two distinct businesses, one retail and one wholesale, each with a different customer base, marketing strategy and management structure. The Retail food reportable segment is an aggregation of the Company’s retail operating segments, which are primarily organized based on geography.

The Retail food operating segments are aggregated under paragraph 17 of SFAS 142 because: the products sold in the grocery stores are substantially the same, focusing on food and related products; the customer or potential customer for each of the retail operating segments is the same—any consumer of food or related products; each of the retail operating segments use the same distribution method for its products (i.e., sale of items through grocery stores); and all of the Company’s retail operating segments are subject to similar regulation. Additionally, the retail operating segments are aggregated into one Retail food reportable segment because they have similar economic characteristics and are expected to have over the long-term similar financial performance, based on EBIT as a percent of sales.

The Retail food reportable segment derives revenues from the sale of groceries at retail locations operated by the Company (both the Company’s own stores and stores licensed by the Company). The Supply chain services reportable segment derives revenues from wholesale distribution to third party affiliated food stores, mass merchants and other customers and logistics support services.

[Final disclosure will include product sales table]

Form 10-Q for the fiscal quarter ended November 29, 2008

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3—Goodwill and Intangible Assets, page 10

3.

We have reviewed the supplemental information and response to our prior comment three as well as your disclosure relating to the $3.3 billion impairment charge to goodwill and intangible assets recorded during the fiscal quarter ended November 29, 2008. Please tell us the amount of goodwill allocated to each reporting unit prior to your $3 billion adjustment. It appears your schedules on SVU 1030 and 1031 relate only to the east and west regions. Please explain how much of the $3 billion charge is being allocated to each of the four significant retail operating regions, or tell us the specific regions that are included in Schedule 1030 and 1031. Further, in light of the 4% decline in supply chain net sales during the

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most recent quarter due to competition and a decision by a national retailer to operate their store distribution function on a prospective basis, please tell us what evaluation and analysis was performed of the fair value of the supply chain segment for potential goodwill impairment as of November 29, 2008, due to competitive risks and the potential of greater self-distribution by existing customers.

Response:

Amount of Goodwill Allocated to each Reporting Unit Prior to Recording a Goodwill Impairment Charge in Third Quarter

Prior to the goodwill impairment charge recorded in the third quarter of fiscal 2009, goodwill was allocated to our reporting units as follows:

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Estimated Amount of Goodwill Impairment by Reporting Unit

The following table presents the estimated $3 billion goodwill impairment charge recorded for the fiscal quarter ended November 29, 2008, broken out by reporting unit. The Company has determined that its operating segments are reporting units because the components included therein are similar, as required by paragraph 30 of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). There was no impairment of goodwill at the Supply chain, Save-A-Lot or Bristol Farms reporting units.

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The information in Appendix I of our December 17, 2008 letter to the Staff, including the information on pages SVU-1030 and SVU-1031, relates only to the sensitivity analysis as of the end of the second quarter of fiscal 2009 and does not relate to the current impairment test as of the end of the third quarter of fiscal 2009. [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)] The third quarter test that resulted in an estimated $3.3 billion of impairment charges to goodwill and intangible assets is a result of the testing performed on all of our reporting units as of the end of the third quarter.

The third quarter of fiscal 2009 impairment charges are subject to finalization of fair values which the Company will complete in the fourth quarter of 2009 and this is still in the process of being finalized as of the date of this letter. In accordance with paragraphs 22 and 42(c) of SFAS 142, we have provided our best estimates of the impairment charges that we expect to disclose in our annual report on Form 10-K for the fiscal year ending February 28, 2009, however the final results may vary.

Impairment Analysis of Supply Chain Services

The evaluation and analysis performed by the Company of the fair value of the Supply chain services reportable unit followed the goodwill impairment testing procedures as prescribed in SFAS 142. As described in our response dated December 17, 2008 to prior comment three, as of the last day of the third quarter of fiscal 2009, our stock price had declined and seemed unlikely to recover above book value per share in the near term. Once that conclusion had been reached, the Company was required by SFAS 142 to test all of its reporting units for impairment. Our revised models showed that the fair value of the Supply chain services reporting unit exceeded its carrying amount at the end of the third quarter of fiscal 2009. Because the fair value of the reporting unit exceeded its carrying amount, no further impairment testing was required by SFAS 142.

We acknowledge the Staff’s comment with regard to the decline in net sales and the decision by a national retailer to operate their store distribution function on a prospective basis. We respectfully note that Supply chain services net sales did not decline 4% in the third quarter of fiscal 2009. Third quarter net sales for Supply chain services declined from $2,353 million in fiscal 2008 to $2,310 million in fiscal 2009, a decline of only 1.8%. Fiscal 2009 year to date net sales for Supply chain services have increased 2.4% as of the end of the third quarter of fiscal 2009 when compared to the year to date net sales through the end of the third quarter of fiscal 2008, increasing from $7,402 million to $7,576 million.

Our fiscal 2008 impairment analysis for Supply chain services contemplated the impacts on our future sales, earnings and cash flows of sales growth, new business, competitive risk, normal sales attrition and the attrition from a national retailer moving to self distribution. These impacts were also considered in our subsequent third quarter of fiscal 2009 analysis.

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4.	We note from your disclosure of the $250 million impairment charge has been allocated to trademarks and tradenames. Please expand your disclosure to identify which specific indefinite-lived trademarks and tradenames have been impaired and why.

Response:

In response to the Staff’s comment we will expand our disclosure to identify the indefinite-lived trademarks and tradenames that have been impaired and why. All of the impaired trademarks and tradenames were acquired by the Company in the Albertson’s transaction and no other trademarks or tradenames were impaired. The specific trademarks and tradenames that were impaired are those acquired in the Albertson’s acquisition: Albertson’s, Acme Markets, Bristol Farms, Jewel, Osco, Sav-on and Shaw’s.

The trademark and tradename impairment charge primarily reflects the difference between the discount rate that was applied to the trademarks and tradenames when valued during purchase accounting for the Albertson’s acquisition in mid-2006 and the higher discount rate applied in the most recent impairment test at the end of the third quarter of fiscal 2009. Similar to our impairment charge for goodwill, the higher discount rate used was a result of reconciling our cash flows to a lower stock price and market capitalization as well as the deteriorating economic environment.

We propose to include the following or substantially similar expanded disclosure in our next annual report on Form 10-K for the fiscal year ending February 28, 2009 in the footnotes to our financial statement and in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company applies a fair value-based impairment test to the net book value of goodwill and indefinite-lived intangible assets on an annual basis and on an interim basis if certain events or circumstances indicate that an impairment loss may have occurred. During the third quarter of fiscal 2009, the Company’s stock price had a significant and sustained decline and book value per share substantially exceeded the stock price. Consistent with SFAS No. 142, the Company performed a test for impairment of goodwill and indefinite-lived intangible assets at the end of the third quarter of fiscal 2009. Based on that test, the Company recorded a preliminary estimate of impairment charges of $3,250, comprised of $3,000 of goodwill at certain of our Retail food reporting units and $250 of the indefinite-lived trademarks and tradenames acquired in the Albertsons acquisition: Albertson’s, Acme Markets, Bristol Farms, Jewel, Osco, Sav-on and Shaw’s. The impairment of goodwill and indefinite lived intangibles primarily reflects the significant decline in the market price of our stock as of the end of the third quarter of fiscal 2009 as well as the deteriorating economic environment.

The test for impairment of goodwill is conducted by comparing estimated fair value to the carrying value at the reporting unit level. Fair values are determined primarily by discounting projected future cash flows based on management’s expectations of the current and future operating environment. If

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management identifies the potential for impairment of goodwill, the fair value of the implied goodwill is calculated as the difference between the fair value of the reporting unit and the fair value of the underlying assets and liabilities, excluding goodwill. An impairment charge is recorded for any excess of the carrying value over the implied fair value.

The test for impairment of intangible assets with indefinite useful lives, which primarily consist of trademarks and tradenames, is conducted by comparing estimated fair value to the carrying value. Fair values are determined primarily by discounting an assumed royalty value applied to projected future revenue based on management’s expectations of the current and future operating environment. Intangible assets with estimable useful lives are amortized on a straight-line basis with estimated useful lives ranging from less than one to 35 years.

5.	We note you used the same 10% discount rate for your most recent evaluation for impairment as used during your evaluation at the end of fiscal year 2008. Further we note your explanation as to why the discount rate did not change on page SVU-1026. Given the deteriorating economic environment and current forecast for these trends to continue or decline even further, please explain in detail why you believe the current level of risk in your business during fiscal 2009 is the same as that which existed at the end of fiscal 2008.

Response:

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* * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s financial disclosures. If you have any questions, please contact our counsel, John J. Huber of Latham & Watkins LLP, at (202) 637-2242.

Sincerely,

/s/ Pamela K. Knous
Pamela K. Knous
Executive Vice President and Chief Financial Officer

cc:	David L. Boehnen, Executive Vice President, SUPERVALU INC.
Sherry M. Smith, Senior Vice President, Finance, SUPERVALU INC.
Burt M. Fealing, Vice President, Corporate Secretary and Chief Securities Counsel, SUPERVALU INC.
Jacquelyn K. Daylor, KPMG LLP
David J. Middendorf, KPMG LLP
Melanie F. Dolan, KPMG LLP
Brenna J. Wist, KPMG LLP
Frank E. Casal, KPMG LLP
John J. Huber, Latham & Watkins LLP
Joel H. Trotter, Latham & Watkins LLP

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